UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 15, 2025

ALLOVIR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39409	83-1971007
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

AlloVir, Inc.

P.O. Box 44

1661 Massachusetts Avenue

Lexington, MA 02420

(Address of principal executive offices, including zip code)

(617) 433-2605

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ALVR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03	Material Modifications to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information regarding the Reverse Stock Split (as defined below) contained in Item 5.03 of this Current Report on Form 8-K is incorporated by reference herein.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 15, 2025, AlloVir, Inc. (“AlloVir”) filed an amendment (the “Certificate of Amendment”) to its Third Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time, to effectuate a reverse stock split of AlloVir’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”).

As previously disclosed, at its Special Meeting of Stockholders held on January 9, 2025 (the “Special Meeting”), and upon the recommendation of AlloVir’s Board of Directors (the “Board”), AlloVir’s stockholders approved a certificate of amendment to effect a reverse stock split of the Common Stock at a ratio ranging from any whole number between 1-for-15 and 1-for-35, as determined by the Board in its discretion, subject to the Board’s authority to abandon such amendment (the “Reverse Stock Split Amendment”).

The Reverse Stock Split Amendment was described in detail under “Proposal 1 – To approve an amendment to our Third Amended and Restated Certificate of Incorporation, as amended, in the form attached to the accompanying proxy statement as Annex A, to, at the discretion of our Board of Directors, effect a reverse stock split with respect to our issued and outstanding shares of common stock, par value $0.0001 per share, including any Common Stock held by us as treasury shares, at any time prior to January 10, 2026, at a ratio of not less than 1-for-15 and not greater than 1-for-35 , with the ratio within the range to be determined at the discretion of the Board without further approval or authorization of our stockholders and included in a public announcement” beginning on page 10 of AlloVir’s definitive proxy statement filed with the Securities and Exchange Commission on December 6, 2024 (the “Reverse Split Proxy Statement”) in connection with the Special Meeting. The text of the Reverse Stock Split Amendment was included in Annex A of the Reverse Split Proxy Statement.

On January 9, 2025, following the Special Meeting, the Board approved a reverse stock split of the Common Stock at a ratio of 1-for-23. Effective as of 4:05 p.m. Eastern Time on January 15, 2025, AlloVir filed the Reverse Stock Split Amendment and effected a 1-for-23 reverse stock split of its shares of Common Stock (the “Reverse Stock Split”).

As a result of the Reverse Stock Split, every twenty-three shares of Common Stock issued or outstanding were automatically reclassified into one validly issued, fully-paid and non-assessable new share of Common Stock, subject to the treatment of fractional shares as described below, without any action on the part of the holders. Proportionate adjustments will be made to the exercise prices and the number of shares underlying AlloVir’s outstanding equity awards, as applicable, and certain existing agreements. The shares of Common Stock outstanding following the Reverse Stock Split remain fully paid and non-assessable. The Reverse Stock Split did not affect the number of authorized shares of Common Stock or the par value of the Common Stock.

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares as a result of the Reverse Stock Split will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price per share of the Common Stock (as adjusted for the Reverse Stock Split) on The Nasdaq Capital Market on January 15, 2025, the last trading day immediately preceding the effective time of the Reverse Stock Split.

Trading of AlloVir’s Common Stock on The Nasdaq Capital Market is expected to commence on a split-adjusted basis when the market opens on January 16, 2025, under the existing trading symbol “ALVR.” The new CUSIP number for AlloVir’s Common Stock following the Reverse Stock Split is 019818202.

The foregoing description of the Reverse Stock Split Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the certificate of amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities nor a solicitation of any vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the Reverse Stock Split in connection with the proposed merger involving AlloVir and Kalaris Therapeutics, Inc. (“Kalaris”). In connection with the proposed merger and Reverse Stock Split, AlloVir has filed relevant materials with the SEC, including a definitive proxy statement regarding the reverse stock split (the “Reverse Split Proxy Statement”), a registration statement on Form S-4 (the “Form S-4”) which contains a proxy statement (the “Merger Proxy Statement,” together with the Reverse Split Proxy Statement, collectively, the “Proxy Statements”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statements or for any other document that AlloVir may file with the SEC and or send to AlloVir’s stockholders in connection with the proposed merger or the Reverse Stock Split. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF ALLOVIR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLOVIR, THE PROPOSED MERGER, THE REVERSE STOCK SPLIT AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statements and other documents filed by AlloVir with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AlloVir with the SEC will also be available free of charge on AlloVir’s website at www.allovir.com, or by contacting AlloVir’s Investor Relations at ir@allovir.com.

Participants in the Solicitation

AlloVir, Kalaris, and their respective directors and certain of their executive officers and other members of management may be considered participants in the solicitation of proxies from AlloVir’s stockholders with respect to the proposed merger under the rules of the SEC. Information about the directors and executive officers of AlloVir is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 15, 2024, subsequent Quarterly Reports on Form 10-Q , the definitive proxy statement for AlloVir’s 2024 annual meeting of stockholders, which was filed with the SEC on April 23, 2024 and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Kalaris, and a description of their direct and indirect interests, by security holdings or otherwise, have been included in the Form S-4, the Proxy Statements and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

3.1	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of AlloVir, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AlloVir, Inc.

Date: January 15, 2025	By:	/s/ Edward Miller
	Name:	Edward Miller
	Title:	General Counsel

Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLOVIR, INC.

(Pursuant to Section 242 of the

Delaware General Corporation Law)

AlloVir, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1.

The name of the Corporation is AlloVir, Inc. The Corporation was originally incorporated under the name ViraCyte, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was September 17, 2018. The Corporation filed an Amended and Restated Certificate of Incorporation on December 18, 2018. The Corporation filed a Second Amended and Restated Certificate of Incorporation of the Corporation on May 8, 2019, and a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation was filed on May 21, 2019 where the Company changed its name to AlloVir, Inc., a Second Certificate of Amendment of Second Amended and Restated Certificate of Incorporation was filed on June 28, 2019, and a Third Certificate of Amendment of Second Amended and Restated Certificate of Incorporation was filed on July 22, 2020. The Corporation filed a Third Amended and Restated Certificate of Incorporation of the Corporation on August 3, 2020, and a Certificate of Amendment of Third Amended and Restated Certificate of Amendment was filed on May 15, 2023.

2.

Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Charter”).

3.	This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

4.	Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:

ARTICLE IV of the Charter is hereby amended by adding the following new Section C immediately following the existing Section B thereof:

“C. REVERSE STOCK SPLIT

Effective at 4:05 p.m., Eastern Time, on January 15, 2025 (the “2025 Split Effective Time”), every twenty three (23) shares of Common Stock issued and outstanding or held by the Corporation as treasury shares as of the 2025 Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock, subject to the treatment of fractional interests as described below (the “2025 Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. In lieu of issuing fractional shares, stockholders of record who otherwise would be entitled to receive fractional shares will be entitled to receive an amount in cash equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of our common stock on The Nasdaq Capital Market on the date on which the 2025 Split Effective Time occurs. As of the 2025 Split Effective Time and thereafter, a certificate(s) representing shares of Common Stock prior to the 2025 Reverse Split is deemed to represent the number of post-2025 Reverse Split shares into which the pre-2025 Reverse Split shares were reclassified and combined. The 2025 Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the 2025 Reverse Split.”

5.	This Certificate of Amendment shall become effective at 4:05 p.m., Eastern Time, on January 15, 2025.

IN WITNESS WHEREOF, this Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the corporation on this 15th day of January, 2025.

ALLOVIR, INC.

By:	/s/ Vikas Sinha
Name: Vikas Sinha
Title: Chief Executive Officer